Exhibit 99.1

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects

Chakala, Andheri (East),

Mumbai 400093,

Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

5th August 2020

Vedanta Transforming Elements

Production Release for Q1 FY2021 and 12 Months ended 31 March 2020

Consolidated Financial Update (Unaudited)

	Q1		Q4	12 months
Particulars (In INR Crores)	FY 21	FY 20	FY 20	FY 20	FY 19	% Change
Revenue	Note 1	21,167	19,513	83,545	90,901	(8)%
EBITDA	Note 2	5,189	4,844	21,060	24,012	(12)%

Note:

1.	Revenue during the quarter is expected to be in the range of INR 15,000 to 16,000 cr
2.	EBITDA during the quarter is likely to be in the range of INR 4,000 to 4,200 cr (includes c. INR 350 cr. on account of non-cash write back of renewable power obligation)

Zinc India

	Q1			Q4		12 months
Particulars (In “000 tonnes, or as stated)	FY 21	FY 20	% Change	FY 20	% Change	FY 20	FY 19	% Change
Mined metal content	202	213	(5)%	249	(19)%	917	936	(2)%
Integrated metal	202	219	(8)%	221	(9)%	870	894	(3)%
Refined Zinc – Integrated	157	172	(8)%	172	(9)%	688	696	(1)%
Refined Lead – Integrated[1]	44	48	(7)%	49	(10)%	181	198	(8)%
Silver – Integrated (in mn ounces)[2]	3.8	5.1	(26)%	5.4	(30)%	19.6	21.8	(10)%

	Q1			Q4		12 months
Particulars	FY 21	FY 20	% Change	FY 20	% Change	FY 20	FY 19	% Change
HZL – Net Sales Realisation (NSR)
Zinc (Rs/MT)	1,57,000	2,08,000	(24)%	1,69,000	(7)%	1,85,000	2,07,000	(11)%
Lead (Rs/MT)	1,34,000	1,42,000	(5)%	1,44,000	(6)%	1,48,000	1,58,000	(6)%
Silver (Rs/Kg)	44,000	37,000	20%	42,000	5%	42,000	38,000	10%
HZL WPP (Rs./unit)	4.18	4.15	1%	4.07	3%	4.05	4.15	(3)%

NSR in Rs./MT has been rounded off to nearest thousand

1.	Excluding captive consumption of 1,202 tonnes in Q1 FY2021 vs. 1,822 tonnes in Q1 FY2020. and 1,755 tonnes in Q4 FY2020. It was 7,088 tonnes in FY2020 vs. 6,534 tonnes in FY2019.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,

Andheri (East), Mumbai 400093, Maharashtra, India.

CIN: L13209MH1965PLC291394

Vedanta Transforming Elements Production Release for Q1 FY 2021 and 12 Months ended 31 March 2020

2.	Excluding captive consumption of 200,000 ounces in Q1 FY2021 vs. 303,000 ounces in Q1 FY2020 and 288,000 ounces in Q4 FY2020. It was 1,180,000 ounces in FY2020 vs. 1,099,000 ounces in FY2019

Q1 Fiscal year 2021 vs. Previous Quarters

Mined metal production for Q1FY21 was 202,000 tonnes, down 5% as compared to Q1FY20 and 19% as compared Q4FY20 due to fewer days of production in April and lower workforce availability on account of restrictions related to COVID-19. Ore grades were flat from a year ago and were lower sequentially as per mine plan and mix shift.

Integrated metal production was 202,000 tonnes for Q1FY21, down 8% as compared to Q1FY20 and 9% as compared to Q4FY20 due to lower production in April. Integrated zinc production was 157kt, down 8% as compared to Q1FY20 and 9% as compared to Q4FY20 while integrated lead production was 44,000 tonnes for Q1FY21, down 7% as compared to Q1FY20 and 10% as compared to Q4FY20. Integrated saleable silver production was 3.8 moz, down 26% as compared to Q1FY20 and 30% as compared to Q4FY20 due to delayed stabilization of DSC lead smelter and increase in WIP, partly offset by higher silver grades.

Projects Update

•	Rampura Agucha Shaft project has been completed.

•	First dry tailing plant was commissioned in Zawar

•	Sindesar Khurd production shaft was ramped up post its commissioning towards the end of FY 2019 Smelter debottlenecking to expand capacity to 1.13 mtpa was completed during the quarter.

•	Fumer project at Chanderiya and two pastefill/hydrofill plants in Zawar are ready for commissioning.

Fiscal year 2020 vs. Fiscal year 2019

For the full-year, ore production was up 5% as compared to FY19 to a record 14.5 million MT on account of strong production growth at Rampura Agucha and Zawar mines. This was inspite of disruptions related to COVID-19 towards the end of the year.

Mined metal production for FY2020 was 917,000 tonnes as compared to 936,000 tonnes a year ago. The FY2020 production was lower by 2% y-o-y due to lower ore grades and shutdown in March due to COVID-19.

Integrated metal production was 870,000 tonnes, 3% lower from previous year’s production of 894,000 tonnes. Integrated Zinc production was 688,000 tonnes, marginally down as compared to FY2019. Integrated lead and silver production were at 181,000 tonnes and 19.6 mn ounces, lower 8% and 10%, due to temporary operational issues at Dariba Lead smelter and lower silver grades.

Zinc – International

	Q1			Q4		12 months
Particulars (In “000 tonnes, or as stated)	FY 21	FY 20	% Change	FY 20	% Change	FY 20	FY 19	% Change
ZINC INTERNATIONAL	38	60	(36)%	57	(34)%	240	148	63%
Zinc-refined – Skorpion	1	18	(96)%	15	(96)%	67	66	2%
Mined metal content – BMM	12	19	(36)%	12	(2)%	66	65	1%
Mined metal content – Gamsberg[3]	25	23	11%	30	(15)%	108	17	—

Variance above 100% are not disclosed

3.	Trial run production of 10,000 tonnes in FY2019

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,

Andheri (East), Mumbai 400093, Maharashtra, India.

CIN: L13209MH1965PLC291394

Vedanta Transforming Elements Production Release for Q1 FY 2021 and 12 Months ended 31 March 2020

	Q1			Q4		12 months
Particulars	FY 21	FY 20	% Change	FY 20	% Change	FY 20	FY 19	% Change
ZI – Net Sales Realisation (NSR)
Skorpion (Rs/MT)	1,33,000	1,73,000	(23)%	1,41,000	(5)%	1,60,000	1,92,000	(16)%
BMM (Rs/MT)	1,12,000	1,26,000	(11)%	1,13,000	(1)%	1,24,000	1,38,000	(10)%
Gamsberg (Rs/MT)	1,12,000	1,24,000	(9)%	1,04,000	8%	1,13,000	1,34,000	(16)%

NSR in Rs./MT has been rounded off to nearest thousand

Q1 Fiscal year 2021 vs. Previous Quarters

Total production for Q1FY21 was 38,000 tonnes, lower by 36% as compared to Q1FY20 and 34% as compared to Q4FY20 mainly due to Skorpion undergoing maintenance from April 2020 because of multiple slope failures in FY20 and also COVID-19 impact which resulted in production resuming from 17th April 2020 at BMM and Gamsberg mines.

Skorpion produced 700 tonnes in Q1FY21 as compared to 18,000 tonnes in Q1FY20 and 15,000 tonnes in Q4 FY20. In May 2019, Skorpion experienced a major open pit failure which resulted in an ore gap of four months – which thus required the stoppage of the Refinery from November 2019 to January 2020. The failure was safely and successfully mined out. However, further (smaller) failures have since occurred with the latest one in January 2020 sterilizing a significant portion of the open pit. This has resulted in an ore gap in excess of 10 months. Further technical studies have indicated the likely existence of similar such failure structures at depth.

All mining operations at Skorpion have been decided to be ceased, while studies continue to look at feasible ways to make the pit safe for mining options which would allow for the extraction of the remainder of the accessible ore.

BMM produced 12,000 tonnes in Q1FY21 as compared to 19,000 tonnes in Q1FY20. Tons processed were 276,000 in Q1FY21 as compared to 399,000 in Q1 FY20 with substantially lower lead grades.

BMM production was flat sequentially. Production was mainly impacted by COVID-19 related lockdown which resulted in the mine only starting on 17th April at 50% capacity in line with government regulations. Production in Q4FY20 was impacted by suspension of mining operations for 16 days on account of a fatality.

Gamsberg’s production was 25,000 tonnnes in Q1 FY21, 11% higher as compared to Q1 FY20 due to higher throughput and zinc grades and was lower 15% as compared to Q4 FY20, mainly due to impact of COVID-19 related lockdown and lower throughput and recoveries.

Fiscal year 2020 vs. Fiscal year 2019

During FY20, total production was 240,000 tonnes, higher 63% as compared to FY19 on account of commencement of production from Gamsberg. While Skorpion and BMM production was in line with previous year, Gamsberg produced 108,000 tonnes vs 17,000 tonnes. Gamsberg Mining has fully ramped up to 4 Mtpa capacity and ~1.8 Mt of healthy ore stockpile has been built ahead of plant as on March 2020. Recovery continues to be a focus area as the plant ramps up and is stable.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,

Andheri (East), Mumbai 400093, Maharashtra, India.

CIN: L13209MH1965PLC291394

Vedanta Transforming Elements Production Release for Q1 FY 2021 and 12 Months ended 31 March 2020

Oil & Gas

	Q1			Q4		12 months
Particulars (In “000 tonnes, or as stated)	FY 21	FY 20	% Change	FY 20	% Change	FY 20	FY 19	% Change
Average Daily Gross Operated Production (boepd)	158,779	180,059	(12)%	160,838	(1)%	172,971	188,784	(8)%
Rajasthan	127,937	149,153	(14)%	132,315	(3)%	144,260	155,903	(7)%
Ravva	22,037	13,491	63%	17,562	25%	14,232	14,890	(4)%
Cambay	8,805	17,415	(49)%	10,961	(20)%	14,479	17,991	(20)%
Average Daily Working Interest Production (boepd)	98,528	114,570	(14)%	101,565	(3)%	110,459	119,798	(8)%
Rajasthan	89,556	104,407	(14)%	92,621	(3)%	100,982	109,132	(7)%
Ravva	4,958	3,036	63%	3,951	25%	3,202	3,350	(4)%
Cambay	3,522	6,966	(49)%	4,384	(20)%	5,792	7,196	(20)%
KG-ONN	492	162	—	608	(19)%	483	119	—
Total Oil and Gas (million boe)
Oil & Gas – Gross	14.4	16.4	(12)%	14.6	(1)%	63.3	68.9	(8)%
Oil & Gas – Working Interest	9.0	10.4	(14)%	9.2	(3)%	40.4	43.7	(8)%

	Q1			Q4		12 months
Particulars	FY 21	FY 20	% Change	FY 20	% Change	FY 20	FY 19	% Change
Oil & Gas – Net Sales Realisation (NSR)
Average Realisation (Rs/boe)	2,100	4,500	(52)%	3,400	(37)%	4,000	4,600	(13)%
Oil (Rs/bbl)	2,200	4,600	(52)%	3,500	(37)%	4,200	4,600	(10)%
Gas (Rs/mscf)	204	466	(56)%	406	(50)%	432	594	(27)%

Variance above 100% are not disclosed

Q1 Fiscal year 2021 vs. Previous Quarters

Average gross operated production during Q1FY21 across our assets was 158,779 barrels of oil equivalent per day (boepd), down by 12% as compared to Q1FY20 and 1% as compared to Q4FY20. This was mainly due to delay in execution of growth projects due to implementation of nationwide lockdown imposed by the Government to curb the spread of COVID-19 and natural reservoir decline at the MBA fields.

Gross production from the Rajasthan block averaged 127,937 boepd for the quarter, 14% lower as compared to Q1 FY20 and 3% lower as compared to Q4FY20. The decrease in volume was primarily due to the natural decline from the fields and delay in activities due to COVID-19 lockdown restrictions. As part of the growth projects, 232 wells have been drilled and 82 wells have been hooked up till Q1 FY21. Gross production from Development Area-1 (DA-1), Development Area-2 (DA-2) and Development Area-3 (DA-3) averaged 115,151 boepd, 12,479 boepd and 307 boepd respectively.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,

Andheri (East), Mumbai 400093, Maharashtra, India.

CIN: L13209MH1965PLC291394

Vedanta Transforming Elements Production Release for Q1 FY 2021 and 12 Months ended 31 March 2020

Gas production from Raageshwari Deep Gas (RDG) averaged 90.3 million standard cubic feet per day (mmscfd) (equiv. 15.0 kboepd) in Q1 FY21, with gas sales post captive consumption at 64.6 mmscfd (equiv. 10.8 kboepd). Early production facility has been commissioned and ramped up to its designed capacity of 90 mmscfd. There was a fall in gas demand during April due to nationwide lockdown imposed by the Government to curb the spread of COVID-19. The demand got restored in May 2020.

The Ravva block produced at an average rate of 22,037 boepd for Q1FY21, up 63% as compared to Q1FY20 and 25% as compared to Q4FY20 supported by production from new wells drilled through Ravva drilling campaign commenced as a part of growth project during FY20.

The Cambay block produced at an average rate of 8,805 boepd for the Q1FY21, lower 49% as compared to Q1 FY20 and 20% as compared to Q4FY20. This was primarily due to natural field decline and gas sales restriction on account of reduced demand from buyers due to COVID-19 lockdown during April 2020.

Key upcoming project milestones

•	MBA Infill, EOR Polymer and ASP Project: 148 wells have been drilled till date. Of these 66 wells are hooked up. The surface facilities for EOR polymer project shall get completed by Q3FY21.

•

Tight Gas (RDG): Early production facility commissioned and ramped up to its designed capacity of 90 mmscfd. Further construction of gas terminal through integrated contract is expected to deliver additional ~90 mmscfd of gas production. This new gas terminal is expected to get commissioned in Q3FY21. In order to realize the full potential of the gas reservoir, contract for drilling of 42 wells has been awarded and 26 wells have been drilled till date.

•

Tight Oil (ABH): All 39 wells have been drilled, of which 16 wells have been hooked up. These are being progressively hooked up to ramp up volumes. Surface facility is under construction and shall be commissioned in Q3FY21.

•

Liquid handling up-gradation project: Facility upgradation project to handle incremental volume is progressing as per plan to increase capacity by ~ 30%. Intra-field pipeline augmentation project has been completed, the MPT surface facility augmentation project is expected to be commissioned in Q3FY21.

•	Ravva Development: An integrated development campaign has been commenced. 6 wells have been drilled till date, of these 4 wells are hooked up.

Exploration

•	RJ Exploration: We intend to drill low-risk high reward exploration wells NM and AFH East during the current financial year.

•	Tight Oil (Appraisal fields): Integrated drilling to appraise 4 tight oil discoveries (Vijaya and Vandana, Mangala Barmer Hill, DP and Shakti) has commenced; 7 wells drilled till Q1 FY21.

•

OALP: Seismic acquisition for Offshore GK-OSHP-2017/1 and GS-OSHP-2017/2 blocks completed leading to acquisition of 2D acquisition data of 100 LKM and 3D acquisition data for 1655 SQKM. Seismic acquisition also commenced in Rajasthan blocks. We are looking at early drilling opportunities in Assam and Rajasthan blocks.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,

Andheri (East), Mumbai 400093, Maharashtra, India.

CIN: L13209MH1965PLC291394

Vedanta Transforming Elements Production Release for Q1 FY 2021 and 12 Months ended 31 March 2020

Fiscal year 2020 vs. Fiscal year 2019

Average gross operated production across our assets was at 172,971 boepd in FY 2020, 8% down as compared to FY 2019. Production from Rajasthan block was at 144,260 boepd, 7% lower as compared to FY 19. The decrease was primarily due to natural reservoir decline and maintenance shutdown of Mangala Processing Terminal (MPT) carried out in February’20. The decline was partly offset by gains accruing from ramp up of early gas production facilities and new wells brought online. Production from the offshore assets, was at a combined 28,711 boepd, lower 13% as compared to FY 2019, owing to natural field decline.

IRON ORE

	Q1			Q4		12 months
Particulars (In “dmt, or as stated)	FY 21	FY 20	% Change	FY 20	% Change	FY 20	FY 19	% Change
IRON ORE
Sales	1.02	1.22	(17)%	2.27	(55)%	6.63	3.84	73%
Goa	0.6	0.0	—	0.6	(7)%	0.9	1.3	(33)%
Karnataka	0.4	1.2	(64)%	1.6	(74)%	5.8	2.6	—
Production of Saleable Ore	0.95	1.09	(13)%	0.77	23%	4.36	4.36	0%
Goa	—	—	—	—	—	—	0.2	—
Karnataka	0.9	1.1	(13)%	0.8	23%	4.4	4.1	6%
Production (’000 tonnes)
Pig Iron	109	178	(39)%	148	(26)%	681	686	(1)%

	Q1			Q4		12 months
Particulars	FY 21	FY 20	% Change	FY 20	% Change	FY 20	FY 19	% Change
Iron Ore – Net Sales Realisation (NSR)
Average Realisation (Rs/MT)	2,900	2,000	50%	2,200	33%	2,000	1,600	22%
IOG (Rs/MT)	4,000	4,000	(2)%	3,200	24%	3,200	1,100	—
IOK (Rs/MT)	1,500	1,900	(22)%	1,800	(18)%	1,800	1,900	(3)%
Pig Iron (Rs/MT)	25,000	28,000	(12)%	27,000	(9)%	27,000	29,000	(8)%

Pig Iron NSR in Rs./MT has been rounded off to nearest thousand

Variance above 100% are not disclosed

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,

Andheri (East), Mumbai 400093, Maharashtra, India.

CIN: L13209MH1965PLC291394

Vedanta Transforming Elements Production Release for Q1 FY 2021 and 12 Months ended 31 March 2020

Q1 Fiscal year 2021 vs. Previous Quarters

There was no production at Goa due to suspension of mining pursuant to the Hon’ble Supreme Court judgement dated 7th February 2018 directing mining operations of all companies in Goa to stop with effect from 16th March 2018. We continue to engage with the Government for resumption of mining operations.

At Karnataka, production volume in Q1 FY21 was 0.9 million tonnes, lower by 13% as compared to Q1 FY20 majorly due to the impact of COVID 19 during the initial days of April FY 2021. It was higher by 23% as compared to Q4 FY20.

Pig iron production was at 109,000 tonnes in Q1 FY2021, lower by 39% as compared to Q1 FY20 and 26% as compared to Q4 FY20 majorly due to COVID 19 impact during initial days of April.

Fiscal year 2020 vs. Fiscal year 2019

At Goa, there were no production due to mine closure pursuant to the Supreme court judgement dated 7th February 2018 directing mining operations of all companies in Goa to cease with effect from 16th March 2018. We continue to engage with the Government for resumption of mining operations.

At Karnataka, production was 4.4 million tonnes, increased by 6% as compared to FY2019. Pig iron production was at 681 thousand tonnes, lower by 1% as compared to FY2019.

Steel

	Q1			Q4		12 months
Particulars (In “000 tonnes, or as stated)	FY 21	FY 20	% Change	FY 20	% Change	FY 20	FY 19	% Change
Steel
Finished Production	267	323	(17)%	320	(16)%	1,231	1,199	3%
Pig Iron	36	28	30%	46	(21)%	167	142	18%
Billet[4]	129	14	—	(3)	—	27	39	(30)%
TMT Bar	30	128	(77)%	129	(77)%	468	441	6%
Wire Rod	59	109	(46)%	113	(48)%	413	427	(3)%
Ductile Iron Pipes	13	44	(70)%	35	(62)%	155	150	3%

4.	Opening stock of Billets is used for further rolling of TMT Bars & Wire rods.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,

Andheri (East), Mumbai 400093, Maharashtra, India.

CIN: L13209MH1965PLC291394

Vedanta Transforming Elements Production Release for Q1 FY 2021 and 12 Months ended 31 March 2020

	Q1			Q4		12 months
Particulars	FY 21	FY 20	% Change	FY 20	% Change	FY 20	FY 19	% Change
Steel – Net Sales Realisation (NSR)
Average NSR	30,000	39,000	(25)%	35,000	(15)%	35,000	40,000	(12)%
Pig Iron (Rs/ MT)	23,000	28,000	(18)%	27,000	(16)%	25,000	28,000	(11)%
Billet[4](Rs/MT)	25,000	30,000	(18)%	27,000	(9)%	30,000	34,000	(13)%
TMT Bar (Rs/MT)	36,000	38,000	(5)%	36,000	2%	35,000	39,000	(11)%
Wire Rod .(Rs/MT)	35,000	42,000	(17)%	35,000	0%	37,000	45,000	(17)%
Ductile Iron Pipes(Rs/MT)	42,000	43,000	(1)%	42,000	1%	43,000	41,000	3%

Variance above 100% are not disclosed

NSR in Rs./MT has been rounded off to nearest thousand

Q1 Fiscal year 2021 vs. Previous Quarters

Total saleable production for Q1FY21 was 2,67,000 tonnes, lower by 17% as compared to Q1FY20, due to lower furnace availability in Q1FY21 for ~60 days owing to supply crunch amidst nationwide lockdown due to COVID- 19 resulting in ~ 60,000 tonnes of hot metal volume loss. Sequentially, total saleable production was lower by 16%.

Fiscal year 2021 vs. Fiscal year 2020

Total saleable production for FY2021 was 1,231,000 tonnes, 3% higher y-o-y owing to better furnace availability and plant operations.

Copper – India

	Q1			Q4		12 months
Particulars (In “000 tonnes, or as stated)	FY 21	FY 20	% Change	FY 20	% Change	FY 20	FY 19	% Change
Copper – Cathodes	17	16	4%	26	(35)%	77	90	(13)%

Smelting operations at Tuticorin have been halted since April 2018. The Tamil Nadu Pollution Control Board (TNPCB) through an order dated 9th April 2018 rejected the Consent to Operate (CTO) of the Tuticorin Plant and issued a direction for closure and disconnection of power supply at the plant. In May 2018, The Government of Tamil Nadu has issued orders with a direction to permanently seal the existing copper smelter plant at Tuticorin. In response to Vedanta Limited’s appeal to the National Green Tribunal (NGT) against the afore mentioned orders, in December 2018, NGT set aside Tamil Nadu Government’s order and directed TNPCB to renew the CTO subject to complying of certain directions as specified in the order.

However, in February 2019, The Hon’ble Supreme Court set aside NGT’s order on the grounds of maintainability and has given liberty to approach Madras High Court for filing a writ petition before the Madras High Court challenging the impugned orders and seek interim relief considering that Vedanta Limited’s plant has been shut since end March 2018. The Company has filed a writ petition before Madras High Court challenging the various orders passed against the company in 2018 and 2013 and the matter is pending adjudication. The hearing was concluded on January 8, 2020. The final judgement of the Madras High Court is awaited.

Our Silvassa refinery and wire rod plant continue to operate. This enables us to cater to the domestic market. Production from the Silvassa refinery was 4% higher in Q1FY21 as compared to Q1FY20 due to partially improved availability of customised anode & secondary material. However the production was lower by 35% compared with Q4FY20 largely due to prolonged lockdown across the country consequent to pandemic COVID-19.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,

Andheri (East), Mumbai 400093, Maharashtra, India.

CIN: L13209MH1965PLC291394

Vedanta Transforming Elements Production Release for Q1 FY 2021 and 12 Months ended 31 March 2020

Aluminium

	Q1			Q4		12 months
Particulars (In “000 tonnes, or as stated)	FY 21	FY 20	% Change	FY 20	% Change	FY 20	FY 19	% Change
Alumina-Lanjigarh	476	446	7%	479	(1)%	1,811	1,501	21%
Total Aluminium Production	469	471	(0)%	474	(1)%	1,904	1,959	(3)%
Jharsuguda-I	132	134	(1)%	133	(1)%	543	545	—
Jharsuguda-II	199	199	(0)%	196	2%	800	843	(5)%
BALCO-I	65	63	3%	66	(2)%	256	260	(1)%
BALCO-II	72	74	(3)%	79	(8)%	305	311	(2)%

	Q1			Q4		12 months
Particulars	FY 21	FY 20	% Change	FY 20	% Change	FY 20	FY 19	% Change
Aluminium – Net Sales Realisation (NSR)
JSG (Rs/MT)	1,20,000	1,36,000	(12)%	1,31,000	(8)%	1,33,000	1,51,000	(12)%
BALCO (Rs/MT)	1,22,000	1,38,000	(11)%	1,34,000	(9)%	1,36,000	1,55,000	(12)%

NSR in Rs/MT has been rounded off to nearest thousand

Variance above 100% are not disclosed

Q1 Fiscal year 2021 vs. Previous Quarters

The Lanjigarh refinery produced 476,000 tonnes of alumina in Q1FY21, 7% higher as compared to Q1FY20 and flat as compared to Q4FY20 due to plant debottlenecking. Improved captive alumina production and higher mix of locally sourced bauxite are key to driving our aluminium costs lower. The Lanjigarh refinery continues to operate at over 1.8 mtpa production run rate. The Odisha Mining Corporation production operates its bauxite mine with production run rate of 3.0 Mtpa, with bauxite supplies to Lanjigarh refinery as per state policy.

Aluminium production in Q1FY21 was at 469,00 tonnes. The Line 4 of Jharsuguda Smelter II continues to be under evaluation.

All our refinery, smelter & power plant operations for Aluminium have adapted to newer external conditions due to COVID-19 impact, across our in-plant operations and supply chain. We continue to dynamically alter our product mix to meet our customer requirements. Coal continues to be a key focus area for management. We have signed the Coal Mines Development and Production Agreement with Government of India for the Jamkhani coal block. This will improve our coal security and availability, and therefore help to drive our costs down.

Fiscal year 2020 vs. Fiscal year 2019

At our Lanjigarh refinery, production was 1,811,000 tonnes, 21% higher as compared to FY 2019, primarily through continued plant debottlenecking. We ended the year with production of 1,904,000 tonnes (including trial run), largely flat year-on-year. Both smelters at BALCO and Jharsuguda continued to show consistent performance. During the Fiscal Year 2020, we won the Jamkhani coal block, taking our coal security to 72% of our requirements.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,

Andheri (East), Mumbai 400093, Maharashtra, India.

CIN: L13209MH1965PLC291394

Vedanta Transforming Elements Production Release for Q1 FY 2021 and 12 Months ended 31 March 2020

Power

	Q1			Q4		12 months
Particulars (In MU, or as stated)	FY 21	FY 20	% Change	FY 20	% Change	FY 20	FY 19	% Change
Total Power Sales	1,843	3,523	(48)%	2,107	(13)%	11,162	13,514	(17)%
Jharsuguda 600 MW	685	267	—	482	42%	776	1,039	(25)%
TSPL	643	2697	(76)%	1,094	(41)%	8,223	9,858	(17)%
BALCO 300 MW*	403	425	(5)%	460	(12)%	1,726	2,168	(20)%
HZL Wind Power	112	134	(16)%	71	58%	437	449	(3)%
TSPL – Availability	97%	95%	—	85%	—	91%	88%	—

	Q1			Q4		12 months
Particulars	FY 21	FY 20	% Change	FY 20	% Change	FY 20	FY 19	% Change
Power Realization
Jharsuguda 600 MW(Rs/unit)	2.6	2.3	13%	2.9	(13)%	2.7	2.4	10%
TSPL (Rs/Unit)	2.0	4.5	(55)%	2.7	(25)%	3.7	4.1	(10)%
BALCO 300 MW(Rs/Unit)	3.8	3.7	3%	3.9	(1)%	3.9	3.7	6%

Variance above 100% are not disclosed

Q1 Fiscal year 2021 vs. Previous Quarters

During Q1FY21, power sales were 1,843 million units lower 48% as compared to Q1FY20 and 13% as compared to Q4FY20. Power sales at TSPL were 643 million units with 97% availability in Q1 FY2021. At TSPL, the Power Purchase Agreement with the Punjab State Electricity Board compensates us based on the availability of the plant.

The 600MW Jharsuguda power plant operated at plant load factor (PLF) of 56% in Q1 FY2021 (PLF of 6% in Q1 FY2020 and 39% in Q4 FY2020).

The 300 MW BALCO IPP operated at a PLF of 67% in Q1 FY2021 (PLF of 70% in Q1 FY2020 and 76% in Q4 FY2020).

Fiscal year 2020 vs. Fiscal year 2019

During FY20, power sales were 11,162 million units, 17% lower as compared to FY19. Power sales at TSPL were 8,223 million units with 91% availability in FY2020. At TSPL, the Power Purchase Agreement with the Punjab State Electricity Board compensates us based on the availability of the plant.

The 600MW Jharsuguda power plant operated at a lower plant load factor (PLF) of 11% in FY2020.

The 300 MW BALCO IPP operated at a PLF of 71% in FY2020. We have received an order dated 01 Jan 2019 from CSERC for the conversion of 300 MW capacity from an Independent power plant to a Captive power plant (CPP).

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,

Andheri (East), Mumbai 400093, Maharashtra, India.

CIN: L13209MH1965PLC291394

Vedanta Transforming Elements Production Release for Q1 FY 2021 and 12 Months ended 31 March 2020

	Q1			Q4		12 months
Particulars	FY 2021	FY 2020	% change	FY 2020	% change	FY 2020	FY 2019	% change
ZINC INDIA
Mined metal content	202	213	(5)%	249	(19)%	917	936	(2)%
Integrated Metal	202	219	(8)%	221	(9)%	870	894	(3)%
Refined Zinc – Integrated	157	172	(8)%	172	(9)%	688	696	(1)%
Refined Lead – Integrated[1]	44	48	(7)%	49	(10)%	181	198	(8)%
Silver – Integrated (in mn ounces)[2]	3.8	5.1	(26)%	5.4	(30)%	19.6	21.8	(10)%
ZINC INTERNATIONAL	38	60	(36)%	57	(34)%	240	148	63%
Zinc-Refined – Skorpion	1	18	(96)%	15	(96)%	67	66	2%
Mined metal content – BMM	12	19	(36)%	12	(2)%	66	65	1%
Mined metal content – Gamsberg[3]	25	23	11%	30	(15)%	108	17	—
OIL AND GAS
Average Daily Gross Operated Production (boepd)	158,779	180,059	(12)%	160,838	(1)%	172,971	188,784	(8)%
Rajasthan	127,937	149,153	(14)%	132,315	(3)%	144,260	155,903	(7)%
Ravva	22,037	13,491	63%	17,562	25%	14,232	14,890	(4)%
Cambay	8,805	17,415	(49)%	10,961	(20)%	14,479	17,991	(20)%
Average Daily Working Interest Production (boepd)	98,528	114,570	(14)%	101,565	(3)%	110,459	119,798	(8)%
Rajasthan	89,556	104,407	(14)%	92,621	(3)%	100,982	109,132	(7)%
Ravva	4,958	3,036	63%	3,951	25%	3,202	3,350	(4)%
Cambay	3,522	6,966	(49)%	4,384	(20)%	5,792	7,196	(20)%
KG-ONN	492	162	—	608	(19)%	483	119	—
Total Oil and Gas (million boe)
Oil & Gas – Gross	14.4	16.4	(12)%	14.6	(1)%	63.3	68.9	(8)%
Oil & Gas – Working Interest .	9.0	10.4	(14)%	9.2	(3)%	40.4	43.7	(8)%
IRON ORE (in million dry metric tonnes, or as stated)
Sales	1.02	1.22	(17)%	2.27	(55)%	6.63	3.84	73%
Goa	0.6	0.0	—	0.6	(7)%	0.9	1.3	(33)%
Karnataka	0.4	1.2	(64)%	1.6	(74)%	5.8	2.6	—
Production of Saleable Ore	0.95	1.09	(13)%	0.77	23%	4.36	4.36	0%
Goa	—	—	—	—	—	—	0.2	—
Karnataka	0.9	1.1	(13)%	0.8	23%	4.4	4.1	6%
Pig Iron (’000 tonnes)	109	178	(39)%	148	(26)%	681	686	(1)%

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,

Andheri (East), Mumbai 400093, Maharashtra, India.

CIN: L13209MH1965PLC291394

Vedanta Transforming Elements Production Release for Q1 FY 2021 and 12 Months ended 31 March 2020

						(In ’000 tonnes, except as stated)
	Q1			Q4		12 months
Particulars (In “000 tonnes, or as stated)	FY 21	FY 20	% Change	FY 20	% Change	FY 20	FY 19	% Change
Steel
Finished Production	267	323	(17)%	320	(16)%	1,230	1,199	3%
Pig Iron	36	28	30%	46	(21)%	167	142	18%
Billet[4]	129	14	—	(3)	—	27	39	(30)%
TMT Bar	30	128	(77)%	129	(77)%	468	441	6%
Wire Rod	59	109	(46)%	113	(48)%	413	427	(3)%
Ductile Iron Pipes	13	44	(70)%	35	(62)%	155	150	3%
COPPER – INDIA
Copper – Cathodes	17	16	4%	26	(35)%	77	90	(13)%
ALUMINUM
Alumina-Lanjigarh	476	446	7%	479	(1)%	1,811	1,501	21%
Total Aluminum Production	469	471	(0)%	474	(1)%	1,904	1,959	(3)%
Jharsuguda-I	132	134	(1)%	133	(1)%	543	545	—
Jharsuguda-II	199	199	(0)%	196	2%	800	843	(5)%
BALCO-I	65	63	3%	66	(2)%	256	260	(1)%
BALCO-II	72	74	(3)%	79	(8)%	305	311	(2)%
POWER (in million units)
Total Power Sales	1,843	3,523	(48)%	2,107	(13)%	11,162	13,514	(17)%
Jharsuguda 600 MW	685	267	—	482	42%	776	1,039	(25)%
TSPL	643	2697	(76)%	1,094	(41)%	8,223	9,858	(17)%
BALCO 600 MW	403	425	(5)%	460	(12)%	1,726	2,168	(20)%
HZL Wind Power	112	134	(16)%	71	58%	437	449	(3)%
TSPL – Availability	97%	95%	—	85%	—	91%	88%	—

1.	Excluding captive consumption of 1,202 tonnes in Q1 FY2021 vs. 1,822 tonnes in Q1 FY2020. and 1,755 tonnes in Q4 FY2020. It was 7,088 tonnes in FY2020 vs. 6,534 tonnes in FY2019.
2.	Excluding captive consumption of 200,000 ounces in Q1 FY2021 vs. 303,000 ounces in Q1 FY2020 and 288,000 ounces in Q4 FY2020. It was 1,180,000 ounces in FY2020 vs. 1,099,000 ounces in FY2019
3.	Trial run production of 10,000 tonnes in FY2019
4.	Opening stock of Billets is used for further rolling of TMT Bars & Wire rods.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,

Andheri (East), Mumbai 400093, Maharashtra, India.

CIN: L13209MH1965PLC291394

Vedanta Transforming Elements Production Release for Q1 FY 2021 and 12 Months ended 31 March 2020

For further information, please contact:

Investor Relations
James Cartwright Head – Investor Relations	Tel: +44 (0) 20 7659 4732 Tel: +91 124 476 4096 vedantaltd.ir@vedanta.co.in
Suruchi Daga Associate General Manager – Investor Relations Raksha Jain Manager – Investor Relations Shweta Arora Manager – Investor Relations

Communications
Ms. Roma Balwani Director, Communications and Brand	Tel: +91 11 4916 6250 gc@vedanta.co.in

Mr. Abhinaba Das Head, Media Relations

Mr. Anirvan Bhattacharjee / Lennon D’Souza Adfactors PR	Tel: +91 22 67574444 / +91 11 40565100 adfactorsvedanta@adfactorspr.com

About Vedanta Limited

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading Oil & Gas and Metals company with significant operations in Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Steel, and Aluminium & Power across India, South Africa, Namibia, and Australia. For two decades, Vedanta has been contributing to India’s growth story, currently contributing 1 percent of India’s GDP. The company is among the top private sector contributors to the exchequer with the highest ever contribution of INR 42,560 Crore in FY 2019.

Governance and sustainable development are at the core of Vedanta’s strategy, with a strong focus on health, safety, and environment and on enhancing the lives of local communities. The company has been conferred the CII-ITC Sustainability Award, the FICCI CSR Award, Dun & Bradstreet Awards in Metals & Mining, and certified as a Great Place to Work. Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

For more information please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,

Andheri (East), Mumbai 400093, Maharashtra, India.

CIN: L13209MH1965PLC291394

Vedanta Transforming Elements Production Release for Q1 FY 2021 and 12 Months ended 31 March 2020

Disclaimer

This production release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Please note that any financial numbers/data, including but not limited to the range of earnings before interest, taxes, depreciation, and amortization (EBITDA) and revenue, provided as on 30 June 2020 are provisional unaudited financial numbers and have not been independently verified. Such financial information has not been reviewed/or and examined by the Audit Committee of the Company and also remains subject to review by the Company’s statutory auditor. Such financial information is subject to verification, correction, completion and change without notice. The Company nor any of their affiliates, advisers or representatives shall be responsible and accept any liability whatsoever for any actual or consequential loss or damages howsoever arising from the provision or reliance on or use of any of the information/ financial numbers/data contained in this Production Release. The Company shall not be responsible for providing access to any additional information or to update the financial numbers/data or to correct any inaccuracies in any such information which may become apparent. The Company make no representations as to the accuracy or completeness of the financial numbers included herein and such financial information remains subject to review. This information is being released after the quarter end as a proactive effort given the delayed schedule of board meeting. The quarterly results of the Company will be audited/limited reviewed and adopted by the Audit Committee of the Company in due course, in accordance with extended timelines for submission of quarterly results issued by SEBI and the exchanges.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,

Andheri (East), Mumbai 400093, Maharashtra, India.

CIN: L13209MH1965PLC291394